

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

John N. Hopkins
Chief Executive Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

Re: **Kearny Financial Corp.**
        Form 10-K for the Fiscal Year Ended June 30, 2010
        Filed September 13, 2010
        File No. 0-51093

Dear Mr. Hopkins:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Asset Quality
Classification of Assets, page 18

1.   You disclose that "Assets classified as "Loss" are either charged off directly against the allowance for loan loss or a specific valuation allowance equal to 100% of the loss is established as noted above." Please revise future filings beginning with your next Form 10-Q, to disclose the following:

        a.   Given the regulatory definition of loss, please clarify why you do not charge off these loans upon classification to that category.

        b.   Disclose the circumstances under which you consider a loss to be confirmed for the purposes of charge-off.

        c.   Disclose whether you include amounts classified as loss but not yet charged off (i.e. loans for which you have established a 100% reserve) in your historical loss amounts. If not, disclose why not and the impact that the exclusion of these amounts may have on the loss rates used to determine the appropriate level of allowance for loan losses.

Allowance for Loan Losses, page 19

2.   On page 27 you disclose that your review and update of your historical loss factors resulted in an increased environmental loss factors to riskier assets while decreasing the environmental loss factors on less risky assets. Please revise your disclosure in future filings to address the following:

        a.   Please clarify how you define a "risky" asset and a "less risky asset" for the purposes of determining appropriate environmental loss factors;

        b.   Discuss the reasons for decreasing the loss factors on less risky assets given that your credit quality trends appear to indicate that credit quality within the portfolio is generally declining; and,

        c.   Provide additional detail regarding how the change in your methodology affects previously reported results and trends. For example, discuss what the amount of allowance would have been had you not made these changes to your environmental loss factors.

     Please provide us with your proposed disclosures.

Directors, Executive Officers and Corporate Governance, page 99
Business Experience and Qualifications of Directors, page 5 of proxy statement on Schedule 14A

3.   In future filings, please revise your discussion of the business experience of each director to disclose the *specific* experience, qualifications, attributes and skills that qualify the person to serve as director. Avoid standardized, boilerplate disclosure.

Certifications

4.   In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, delete from the first line the title of the certifying individual, and delete the word "annual" from the first full sentence.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Unaudited Consolidated Financial Statements
5. Acquisition of Central Jersey Bancorp, page 10

5.   We note your disclosure on page 11 that you do not expect to collect contractual cash flows of $3.5 million for the acquired loans that were not impaired. We also note your disclosure on page 12 that you do not expect to collect contractual cash flows of $7.6 million for the acquired loans that were impaired. Given these disclosures, please clarify your tabular presentation on page 12 that the contractual cash flows not expected to be collected totaled $8.0 million.

6.   Please revise future filings to provide additional detail describing how you concluded that a core deposit intangible was not required. We note your disclosure regarding market interest rates; however that may not be the only consideration when determining the value of a core deposit intangible. Please disclose how you considered any other factors, such as expected initial account run-off, annual attrition rate, non-interest income, operating expenses attributable to core deposits (i.e. the operating expense it would otherwise have required to acquire the core deposits) and the alternative cost of borrowing, such as FHLB advance rates or brokered CD rates. Please provide this for all of your core deposits including savings and deposit transaction accounts.

7.   Please revise to disclose the reasons why it is impracticable to provide disclosure of the amounts of revenue, expense and net income attributable to Central Jersey since the acquisition date that is included in your consolidated statement of operations for the six months ended December 31, 2010. Refer to ASC 805-10-50-2(h)

12. Loan Quality and Allowance For Loan Loss, page 29

8.   Please revise future filings to disclose your accounting policies for the following:

   a.   Placing financing receivables, if applicable, on nonaccrual status (or discontinuing accrual of interest)

   b.   Recording payments received on nonaccrual financing receivables, if applicable

   c.   Policy for resuming accrual of interest, including whether you require a sustained period of repayment. If so, disclose what that period is.

   d.   Determining past due or delinquency status

   Refer to ASC 310-10-50-6

9.   We note your tabular disclosure on page 33 that aggregates all loans in your portfolio. Please revise this disclosure to separately present purchased non-impaired loans from the

loans you originated. Since the purchased loans were recorded at fair value, the trends in the credit loss of this portfolio subsequent to purchase will differ from your original portfolio.   Please similarly revise throughout Management's Discussion and Analysis where applicable.

10.   Please revise to disclose the reasons why such a large portion of your impaired loans do not require an allowance given that a loan is considered impaired because it is probable that you will not collect all contractual amounts receivable when due. If you will ultimately recover all amounts due from the liquidation of collateral, discuss trends in the loan to value ratios for these loans and how those trends affect the allowance for loan loss required on the loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief